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                                     FORM 27

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1.           REPORTING ISSUER

                  The full name of the reporting issuer is 724 SOLUTIONS INC. whose principal office is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

ITEM 2.           DATE OF MATERIAL CHANGE

                  The effective date of the material change herein reported is September 19, 2000.

ITEM 3.           PRESS RELEASE

                  The press release issued pursuant to section 75(1) of the Securities Act (Ontario) was issued on September 20, 2000 at Toronto, Ontario. The press release was widely disseminated.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  Less than one year after completing its initial public offering, 724 Solutions Inc. has been added to The Toronto Stock Exchange's TSE 300 Composite Index in the Industrial Products Group, the TSE 200 Index and Standard and Poor's S&P/TSE Canadian MidCap Index as of the market close on September 19, 2000.

ITEM 5            FULL DESCRIPTION OF MATERIAL CHANGE

                  The material change is described in the press release dated September 20, 2000 attached hereto which is hereby incorporated by reference herein.

ITEM 6.           CONFIDENTIAL REPORT

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  No significant facts have been omitted from this report.
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ITEM 8.           SENIOR OFFICER

                  Further information regarding the matters described in this report may be obtained from Christopher Erickson, President and Secretary, who is knowledgeable about the details of the material change and may be contacted at (416) 226-2147.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT TORONTO, ONTARIO THIS 21st DAY OF SEPTEMBER, 2000.



                                                        "CHRISTOPHER ERICKSON"
                                                        ----------------------
                                                        Christopher Erickson
                                                        President and Secretary,
                                                        724 Solutions Inc.


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FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray McManus
724 Solutions Inc.
416.228.8191
rmcmanus@724.com

          724 SOLUTIONS INC. ADDED TO THE TSE 300 AND TSE 200 COMPOSITE
                INDICES, AND TO THE S&P/TSE CANADIAN MIDCAP INDEX

                  ADDITION TO INDICES COMES LESS THAN ONE YEAR
                     AFTER COMPANY'S SUCCESSFUL JANUARY IPO


TORONTO, ON (SEPTEMBER 20, 2000) - Less than one year after completing one of Canada's most successful IPOs, 724 Solutions Inc. has been added to The Toronto Stock Exchange's TSE 300 Composite Index in the Industrial Products Group, the TSE 200 Index and Standard and Poor's S&P/TSE Canadian MidCap Index as of market close on September 19, 2000.

724 Solutions, a leading developer of Internet software infrastructure for the financial services industry, issued shares on the TSE (SVN) and the NASDAQ National Market (SVNX) on February 2, 2000.

"This marks an important milestone in 724 Solutions' life as a public company," said Greg Wolfond, Chairman and Chief Executive Officer, 724 Solutions. "The market strongly endorsed our vision on the day of our initial public offering, and 724 Solutions' addition to these indices is another endorsement that the market views 724 Solutions as a substantial company with a bright future. This represents an exciting opportunity for our company to broaden its investor base."

ABOUT 724 SOLUTIONS INC.
724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure mobile banking, investment, and commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company provides end-to-end customer support through its global application hosting and contact centre services. 724 Solutions' customers comprise world-class financial institutions whose combined customer bases total 165 million. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange
(SVN). Headquartered in Toronto, Canada, the company has offices in London, Paris, San Francisco, Santa Clara, Sydney, and Tokyo. For additional information visit www.724.com.

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans,"


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"believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.